SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Pioneer Financial Services, Inc.
             (Exact name of registrant as specified in its charter)

                Delaware                                 36-2479273
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

1750 East Golf Road, Schaumburg, Illinois                   60173
(Address of principal executive offices)                 (Zip Code)

                                 _______________

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [x]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

           Title of each class                 Name of each exchange on which
           to be so registered                 each class is to be registered

Convertible Subordinated Notes Due 2003                 New York Stock Exchange

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None



ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          Pioneer Financial Services, Inc. (the "Company") hereby applies, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, for registration of $74,750,000 aggregate principal amount of its Convertible Subordinated Notes Due 2003 (the "Notes") to be issued under an Indenture between the Company and The First National Bank of Chicago (the "Trustee").

          The information called for by Item 1 is set forth in the Company's Amendment No. 1 to the Registration Statement on Form S-3 (as amended, the "Registration Statement"), filed with the Securities and Exchange Commission on March 12, 1996 under the Securities Act of 1933, as amended, on the cover page and under the caption "Description of the Notes" on pages 47 through 59 of the Preliminary Prospectus contained therein, and is hereby incorporated by reference pursuant to Rule 12b-23. The Preliminary Prospectus as may hereafter be amended and filed as part of an amendment to the Registration Statement or otherwise pursuant to Rule 424 is incorporated herein by reference.

ITEM 2.  EXHIBITS.

          1. Form of Indenture between Pioneer Financial Services, Inc. and The First National Bank of Chicago as Trustee (to be filed as Exhibit 4(f) to the Registration Statement which is incorporated herein by reference).

          2.  Form of Convertible Subordinated Note due 2003 (to be filed as
Exhibit 4(g) to the Registration Statement which is incorporated herein by reference).



                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)  Pioneer Financial Services, Inc.

Date  March 12, 1996

By /s/ David I. Vickers
    David I. Vickers, Vice President, Treasurer and Chief Financial Officer